CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes due 2020	$139,921,600	$9,976.41

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 626 to Registration Statement No. 333-156423 Dated December 22, 2010 Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2020

We, Morgan Stanley, are offering the notes described below on a global basis.  We may redeem some or all of the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2020 (the “notes”) at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below.

The notes offered hereby constitute a further issuance of, and will be consolidated with, the $1,750,000,000 aggregate principal amount of Fixed Rate Senior Notes Due 2020 issued by us on July 26, 2010.  The notes offered hereby will have the same CUSIP number as the previously issued Fixed Rate Senior Notes Due 2020 and will trade interchangeably with the previously issued Fixed Rate Senior Notes Due 2020 immediately upon settlement.  Upon completion of the offering of the notes, the aggregate principal amount outstanding of the Fixed Rate Senior Notes Due 2020 will be $1,890,000,000.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below.

Fixed Rate Notes Due 2020
Principal Amount:
Maturity Date:
Settlement Date
     (Original Issue Date):
Interest Accrual Date:
Issue Price:

Specified Currency:
Redemption Percentage
     at Maturity:
Interest Rate:

Interest Payment Period:
	$140,000,000 July 24, 2020 December 28, 2010 July 26, 2010 99.944% plus accrued interest from July 26, 2010 U.S. dollars 100% 5.50% per annum (calculated on a 30/360 day count basis) Semi-annual	Interest Payment Dates: Business Day: Minimum Denominations: CUSIP: ISIN: Other Provisions:
Each January 24 and July 24,
commencing on January 24, 2011
New York
$100,000 and integral multiples of $1,000
in excess thereof
617446 7P8
US6174467P85
Optional make-whole redemption (spread over treasury rate: plus 45 basis points)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On December 22, 2010, we agreed to sell to Morgan Stanley & Co. Incorporated (the “manager”) and the manager agreed to purchase, the principal amount of $140,000,000 of notes at a net price of 99.494%, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 99.944% less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Morgan Stanley & Co. Incorporated is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, Morgan Stanley & Co. Incorporated may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

With respect to notes to be offered or sold in the United Kingdom, the manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by the manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by the manager in relation to the notes in, from or otherwise involving the United Kingdom.

The manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, the manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by the manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

PS-2